Exhibit 99.1

News release via CNW Telbec, Montreal 514-878-2520

    Attention Business/Financial Editors:
    Claude Resources Inc. Announces Flow-Through Private Placement Offering

    /NOT FOR DISTRIBUTION TO U.S. NEWS WIRE SERVICES OR DISSEMINATION IN THE
    UNITED STATES/

    Toronto Stock Exchange
    Trading symbol - CRJ
    AMEX - CGR

    SASKATOON, Oct. 20 /CNW Telbec/ - Claude Resources Inc. (Claude) (TSX:
CRJ; AMEX: CGR) is pleased to announce its plans to proceed with a non-brokered private placement of up to 3,333,333 common shares, to be issued on a "flow-through" basis, at a price of $1.65 per common share, to raise a maximum of $5,500,000.
    The offering, which is subject to regulatory approval, is expected to close on or about November 8, 2006.
    Net proceeds from the offering will be used for expenditures which will be "Canadian Exploration Expenses" which qualify as "Flow-Through Mining
Expenditures" for the purposes of the Income Tax Act (Canada) and Claude will renounce such expenses with an effective date no later than December 30, 2006.
    Finders' fees of up to 5% of the aggregate gross proceeds of the offering, payable in cash at, and conditional on, closing of the offering are payable in connection with the offering.

    The securities offered have not been registered under the United States
Securities Act of 1933, as amended, and may not be offered or sold in the
United States absent registration or an applicable exemption from the registration requirements. This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities in any state in which such offer, solicitation or sale would be unlawful.
    %SEDAR: 00000498E          %CIK: 0001173924

    /For further information: Rick Johnson, Chief Financial Officer,
1-306-668-7505, Facsimile: 1-306-668-7500,
clauderesources(at)clauderesources.com; Renmark Financial Communications Inc.:
Neil Murray-Lyon, nmurraylyon(at)renmarkfinancial.com; Christina Lalli,
clalli(at)renmarkfinancial.com; (514) 939-3989, Fax : (514) 939-3717,
www.renmarkfinancial.com/
    (CRJ. CGR)

CO:  CLAUDE RESOURCES INC.

CNW 16:25e 20-OCT-06